Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Intention to Repurchase Up to 12 Million of its Common Shares

TORONTO, February 25, 2020 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange (TSX), to purchase for cancellation up to 12 million of its common shares under a normal course issuer bid. Purchases will be made through the facilities of the TSX and may also be made through alternative Canadian trading systems or by such other means as may be permitted by a securities regulatory authority, including private agreements or share repurchase programs under exemption orders issued by securities regulatory authorities (Exemption Orders). Bank of Montreal (the Bank) intends to file a notice of intention with the TSX in this regard.

Subject to regulatory approvals, the normal course issuer bid will commence on or around June 3, 2020, and will end on or around June 2, 2021. The common shares that may be repurchased represent approximately 1.9 per cent of the ‘public float’ (as such term is defined in the TSX Company Manual) of common shares as at January 31, 2020. The timing and amount of any purchases under the program is subject to regulatory approvals and to management discretion based on factors such as market conditions. Except for any purchases made under an Exemption Order, which will generally be at a discount to the prevailing market price, the Bank will pay the market price for the shares at the time of acquisition.

There were 639,624,567 Bank of Montreal common shares issued and outstanding as at January 31, 2020, and the public float was 639,391,370 common shares.

BMO’s current normal course issuer bid for the purchase of up to 15 million common shares commenced on June 3, 2019, and expires on June 2, 2020. Under the current NCIB, as of February 1, 2020, BMO did not purchase any of its common shares.

Bank of Montreal’s common shares are listed on both the Toronto and New York stock exchanges.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the Canadian housing market and consumer leverage; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68 of BMO’s 2019 Annual Report, and the Risk Management section in BMO’s First Quarter 2020 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2019 Annual Report and updated in the Economic Review and Outlook section set forth in the First Quarter 2020 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

For Investor Relations Enquiries:

Tom Little, Toronto, tom.little@bmo.com, (416) 867-7834

Internet: www.bmo.com	Twitter: @BMOMedia